FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-24018

For the month of:        November, 2002

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — ]

zi corporation

news release

News Release for November 7, 2002

ZI CORPORATION COMPLETES SALE OF MAGIC LANTERN
TO JKC GROUP

CALGARY, AB, November 7, 2002 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced the closing today of the acquisition by JKC Group, Inc. (AMEX:JKC), a distributor and licensor, of Magic Lantern Communications Ltd. and subsidiaries (“Magic Lantern”) from Zi. The closing was held immediately following approval of the transaction by JKC’s shareholders at a special meeting. As part of the transaction, JKC changed its corporate name to Magic Lantern Group, Inc. Its AMEX trading symbol will change to GML, effective at the opening of trading on November 8, 2002.

        The transaction was completed through the sale by Zi of all of the outstanding stock of Magic Vision Media Inc., the parent holding company of Magic Lantern. At closing, Zi received a three-year promissory note of Magic Lantern Group, Inc. (“GML”) for US$3.0 million and a 45 percent equity interest in GML. Additional stock and cash consideration or offsets up to US$1.0 million against the note are provided under earn-out and claw-back arrangements based on Magic Lantern’s post-acquisition operating results.

        Michael Lobsinger, Chairman and Chief Executive Officer of Zi, commented, “Our sale of Magic Lantern marks a significant step forward in our plan to enhance the value of both Magic Lantern and our core technology business. It makes good strategic sense for us to build our Magic Lantern business as a principal shareholder with three board designees in a separate public company that will concentrate on expanding the Magic Lantern business. The transaction will allow Zi to retain a meaningful equity position and strategic role while relinquishing operational and financial responsibility, allowing us to increase our focus on Zi technology. By concentrating on our industry-leading intuitive text input solutions, eZiTextTM and eZiTap™, and recasting our role in Magic Lantern through our interest in GML, we hope to achieve the best of both worlds, maximizing our opportunity to return enhanced value to our shareholders.”

        Richard Siskind, President of GML, said, “Our acquisition of Magic Lantern was approved by more than 90 percent of our shareholders. We are pleased by the vote of confidence and enthusiastic about our opportunities to expand Magic Lantern’s presence in e-learning markets. The transaction provides us with a wide range of e-learning resources, including internet-enabled technologies for delivering educational services on-demand to students, teachers and parents not only in Canada, where Magic Lantern already has a very significant presence,

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but also in the U.S. and other markets. We are equally pleased to add Howard Balloch, Michael R. Mackenzie and Michael Lobsinger to our board and to augment our management team with Magic Lantern’s talented executives.”

About Magic Lantern Group Inc.

Magic Lantern Group, Inc., formerly named JKC Group Inc., was historically engaged primarily as a distributor of apparel. The company has significant experience in licensing and distribution. It previously announced its plan to contract apparel operations and focus its resources on expanding these two service lines. To accomplish the first phase of its planned business redirection, the company completed an equity infusion and related board reconstitution in April 2002. Its common stock is listed on the American Stock Exchange (JKC and commencing November 8, 2002, GML).

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks, among others, include unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance. Accordingly, readers should not place undue reliance on any forward looking statements. Zi Corporation does not assume any obligation to update any forward looking statements in this press release.

For more information:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall (Business/Financial media)
E-mail: len@allencaron.com
Phone: (949) 474-4300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 7th day of November, 2002.

ZI CORPORATION
(Registrant)

By:  (signed)  James Duffus
        Associate General Counsel